ALLGREEN PROPERTIES LIMITED

RECEIVED

2006 SEP 12 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06016741

File No. 82-4959

Date: 30 AUG 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

PROCESSED
SEP 14 2006
THOMSON FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 9/12

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

RESOLUTIONS PASSED AT EXTRAORDINARY GENERAL MEETING ("EGM")

The Board of Directors of Allgreen Properties Limited ("the Company") is pleased to announce that at the EGM of the Company held on 30 August 2006, the resolutions relating to the Proposed Joint Venture set out in the Notice of EGM dated 7 August 2006 was duly passed.

By Order of the Board
Ms Isoo Tan
Company Secretary
30 August 2006